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S 06003006 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Altegris Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 Prospect Street
(No. and Street)

La Jolla	**CA**	**92037**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon C. Sundt **(858) 459-7040**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 0 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jon Sundt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altegris Investments, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)
) ss.
County of San Diego)

Subscribed and affirmed before me on this 24th day of February, 2006, by Jon C. Sundt.

Signature of Notary

GAIL RICH
Commission # 1509879
Notary Public - California
San Diego County
My Comm. Expires Aug 26, 2008

ALTEGRIS INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

ALTEGRIS INVESTMENTS, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Altegris Investments, Inc.

We have audited the accompanying statement of financial condition of Altegris Investments, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Altegris Investments, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 31, 2006

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	308,833
Commissions receivable		1,697,747
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $58,603		193,627
Other assets		115,792
	$	**2,315,999**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	114,798
Commissions payable		656,290
Total liabilities		771,088
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value, authorized 1,000 shares, 270 shares issued and outstanding		451,195
Retained earnings		1,093,716
Total shareholder's equity		1,544,911
	$	**2,315,999**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commissions	$ 22,620,530
Interest income	1,883,206
Total revenue	24,503,736
EXPENSES:	
Commissions	6,325,882
Salaries, benefits and payroll taxes	4,771,438
Clearing and contract charges	8,243,673
General and administrative	568,306
Professional fees	188,658
Occupancy and equipment	296,870
Insurance	65,812
Communications and related expenses	507,983
Travel and entertainment	121,564
Dues and registrations	91,172
Depreciation and amortization	35,401
Total expenses	21,216,759
NET INCOME	**$ 3,286,977**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Retained Earnings
BALANCES, December 31, 2004	$ 401,195	$ 301,739
Contributions	50,000	
Distributions	-	(2,495,000)
Net income	-	3,286,977
BALANCES, December 31, 2005	**$ 451,195**	**$ 1,093,716**

The accompanying notes are an integral part of this statement.

ALTEGRIS INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,286,977
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	35,401
Increase in commissions receivable	(837,615)
Increase in other assets	(99,762)
Decrease in accounts payable and accrued expenses	(2,729)
Increase in commissions payable	321,216
Net cash provided by operating activities	2,703,488
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment and software	(64,705)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from parent	50,000
Distributions to parent	(2,495,000)
Net cash used in financing activities	(2,445,000)
NET INCREASE IN CASH	193,783
CASH, at beginning of year	115,050
CASH, at end of year	**$ 308,833**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Altegris Investments, Inc., formerly Rockwell Investments, Inc., (the "Company") was incorporated on June 18, 1975. The Company is a wholly-owned subsidiary of Altegris Portfolio Management, Inc. It is registered with the Securities and Exchange Commission as a broker dealer and with the Commodity Futures Trading Commission ("CFTC") as an introducing broker. The Company's primary activity is marketing hedge and commodity funds and introducing commodity brokerage accounts directed by third party managers to Man Financial, Inc. ("Man"), a futures commission merchant ("FCM").

The Company, under rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission.

Revenue Recognition and Securities Transactions

The Company has entered into additional selling agent agreements with various funds. In addition to front-end sales commissions paid by the fund, the fund's sponsors pay the Company a portion of the fees paid by the fund allocable to interests sold by the Company. With respect to commodity brokerage accounts introduced by the Company to Man, Man pays the Company a portion of the commodity brokerage commissions paid by those accounts as is more fully described below.

Income Taxes

The Company made an election to be taxed as an S-Corporation under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses is reported by the Company's shareholder on its tax returns.

Depreciation

The Company provides for depreciation of furniture and equipment on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lessor of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $300,400 and $51,406, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.57 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. The Company is a guaranteed introducing broker of Man Financial, Inc. and as such there is no other net capital requirements beyond the requirements of the Securities and Exchange Commission.

NOTE 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables and payables, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client commodity accounts to Man, all of which are traded by third party commodity trading advisors. In addition, the Company has entered into a guarantee agreement with Man, pursuant to which Man guarantees the terms of the guarantee agreement, as is provided for under CFTC regulations. The Company does not take discretionary control over any account. Man pays the Company a portion of the commodity brokerage commission paid by the account and a portion of the interest income earned on the account assets. The Company may receive from the commodity trading advisor a portion of the fees paid by the account. In the event a customer fails to satisfy its obligations, the Company may be liable to Man for all or a portion of the obligation.

The Company has cash in banks in excess of the FDIC insurance coverage of $100,000. At December 31, 2005, the Company had $208,833 in excess of this requirement which is subject to loss should the bank cease operations.

SUPPLEMENTARY INFORMATION

ALTEGRIS INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

CREDIT:	
Shareholder's equity	$ 1,544,911
DEBITS:	
Nonallowable assets	
Commissions receivable	935,092
Office equipment and software, net	193,627
Other assets	115,792
Total debits	1,244,511
NET CAPITAL	300,400
Minimum requirements of 6-2/3% of aggregate indebtedness of $771,088 or $5,000, whichever is greater	51,406
Excess net capital	**$ 248,994**
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	114,798
Commissions payable	656,290
Total aggregate indebtedness	**771,088**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**2.57 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2005.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Altegris Investments, Inc.

In planning and performing our audit of the financial statements and supplementary information of Altegris Investments, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Altegris Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Altegris Investments, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that Altegris Investments, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 31, 2006